EXHIBIT 99.3

                                                         Susan Glatthorn Johnson
                                                           Senior Vice President
                                               Echelon International Corporation
                                                             Phone: 727-803-8250
                                                E-mail: SJOHNSON@ECHELONINTL.COM

                                                              Cynthia L. Sanders
                                                  Manager of Financial Reporting
                                               Echelon International Corporation
                                                             Phone: 727-803-8231
                                                E-mail: CSANDERS@ECHELONINTL.COM

FOR IMMEDIATE RELEASE

            ECHELON INTERNATIONAL REPORTS THIRD QUARTER 1999 RESULTS
               AND UPDATE ON EXPLORATION OF STRATEGIC ALTERNATIVES

ST. PETERSBURG, FL, November 15, 1999 - Echelon International Corporation (NYSE:
EIN), a real estate company which develops, owns and manages multi-family residential and commercial real estate, today announced its financial results for the third quarter and nine months ended September 30, 1999.

Net income was $.5 million, or 7 cents per diluted share for the quarter ended September 30, 1999 and $4.3 million or 64 cents per diluted share for the first nine months of 1999. This compares to net income of $2.1 million, or 31 cents per diluted share and $8.4 million or $1.22 per diluted share for the same periods of 1998. During the nine months ended September 30, 1999, in excess of $1.0 million of expenses were incurred related to the ongoing evaluation of various strategic alternatives for the Company.

Sales and revenues were $12.0 million and $34.6 million for the third quarter and first nine months of 1999, respectively, compared to $9.3 million and $31.6 million for the same periods last year. The $3.0 million increase in revenues for the first nine months of 1999 is primarily the result of the Company's core real estate operations as follows:

     - A $3.5 million increase in commercial rental revenues from the completion of three commercial properties and a parking garage, and an overall increase in occupancy and rental rates in existing properties compared to the same period of 1998.

     -    A $3.2 million increase in multi-family residential rental revenues.

     - A $.9 million increase in commercial revenues from the sale of development properties and development rights.

     - A $.7 million increase in revenues from third-party real estate brokerage services and other commercial real estate operations.

The increased revenue in core real estate operations is offset by:

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Echelon International
Third Quater Earnings Release
Page 2

     - A $2.7 million decrease in revenues from the non-core operations of the Company's aircraft and real estate lending business.

     - A $2.6 million decrease in investment income as a result of the conversion of marketable securities to cash and short-term cash investments in the fourth quarter of 1998.

As of September 30, 1999, the Company's debt / equity ratio (including current portion of long-term debt) was 45 / 55, with a cash position of $24.0 million of which $1.4 million is allocated to a multi-family development partnership in Plano, Texas.

Darryl A. LeClair, Echelon chairman, president and chief executive officer, commented,

     "Throughout the third quarter we continued development of our existing multi-family residential pipeline and commercial real estate properties.

     In the area of multi-family residential development:

     - As previously disclosed, Echelon partnered with Fannie Mae's American Communities Fund in the development of ECHELON AT CHENEY PLACE, a 303-unit multi-family residential community being developed in downtown Orlando, Florida. Construction began at the end of July.

     - In addition, Echelon entered into a partnership for the development of ECHELON AT LAKESIDE, a 181-unit multi-family residential community located in Plano, Texas (near Dallas). Construction began in October 1999.

     - In total, construction of one multi-family residential community is complete, one will be completed within the month, and 13 are under construction and/or development, representing approximately 4,300 total units. Currently, units are being leased in six of these communities.

     In the area of commercial development:

     - Construction was completed in late June 1999 on CASTILLE AT CARILLON, two Class-A buildings totaling 103,900 square feet located in CARILLON PARK. As of mid-November 1999, CASTILLE AT CARILLON is 97% leased with Echelon occupying approximately 20,000 square feet as its corporate headquarters and leasing approximately 81,000 square feet to third parties.

     - In September 1999, construction began on 200 CARILLON, a 5-story, 143,000 square foot Class-A office building and parking garage, located in CARILLON PARK. Construction is estimated to be completed by the end of the third quarter of 2000. The Company has executed a ten-year operating lease with Catalina Marketing Sales Corporation, along with an agreement for the option to purchase 200 CARILLON, effective at the time construction is completed."

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Echelon International
Third Quater Earnings Release
Page 3


Commenting on the quarter and year-to-date results, Larry J. Newsome, Echelon senior vice president and chief financial officer, stated,

     "Our third quarter and 1999 year to date financial performance is in line with our projections for the year, except for the expenses incurred related to the evaluation of various strategic alternatives for the Company. We continue to build our real estate business, while looking for opportunities to liquidate non-strategic assets. In the past month, we have sold two industrial warehouse properties previously identified by the Company as non-strategic assets."

In connection with the Company's previously announced exploration of strategic alternatives, various parties recently initiated preliminary discussions with the Company concerning a complex transaction which, if consummated, would lead to the sale of the Company. There can be no assurances that any transaction will result from these preliminary discussions. Concurrently, the Company continues to pursue other strategic initiatives designed to maximize shareholder value.

Echelon International Corporation is a real estate company, which develops, owns and manages multi-family residential and commercial real estate. The Company also owns and manages a portfolio of aircraft leases and aircraft and real estate loans. Echelon's core growth strategy is to build its multi-family residential real estate portfolio and maximize the value of and grow its existing commercial real estate assets. The Company will continue to withdraw from the real estate and aircraft lending business to focus on its core real estate operations.

NOTE: CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE REGARDING OTHER THAN HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE INTENDED TO BE COVERED BY THE SAFE HARBOR CREATED THEREBY. SUCH STATEMENTS, INCLUDING THOSE CONCERNING ECHELON'S EXPECTED SOURCES AND USES OF FUNDS AND CAPITAL EXPENDITURES AND ITS BUSINESS STRATEGY INCLUDING ITS PLANS TO GRADUALLY WITHDRAW FROM THE AIRCRAFT AND REAL ESTATE LENDING BUSINESS AND FOCUS ON ITS CORE REAL ESTATE OPERATIONS, INVOLVE RISKS AND UNCERTAINTIES.

WHERE THE COMPANY EXPRESSES AN EXPECTATION OR BELIEF AS TO FUTURE EVENTS, SUCH EXPECTATION OR BELIEF IS EXPRESSED IN GOOD FAITH AND IS BELIEVED TO HAVE A REASONABLE BASIS. HOWEVER, SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL STRATEGIES AND THE TIMING AND EXPECTED RESULTS THEREOF TO DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS ("CAUTIONARY STATEMENTS") INCLUDE, BUT ARE NOT LIMITED TO THOSE FACTORS IDENTIFIED UNDER "CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS" IN THE COMPANY'S 1998 ANNUAL REPORT. GIVEN THESE UNCERTAINTIES, READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS.

ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR TO PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS. THE COMPANY DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS SET FORTH IN THIS PRESS RELEASE, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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Echelon International
Third Quater Earnings Release
Page 4

                        ECHELON INTERNATIONAL CORPORATION
                CONDENSED CONSOLIDATED BALANCE SHEET INFORMATION
                                  (IN MILLIONS)

                                                      SEPTEMBER 30,    DECEMBER 31,
                                                          1999             1998
                                                      ------------     -----------
                                                       (unaudited)
Cash and cash equivalents                                 $ 24.0           $ 21.6
Total current assets                                        75.5             75.1
Real estate, leases, loans and other investments           477.5            414.0
Total assets                                               560.1            494.2
Total current liabilities                                   59.3             40.5
Long-term debt (excluding current portion)                 152.0            106.0
Deferred income taxes (excluding current portion)          124.9            131.4
Stockholders' equity                                       221.1            215.8
Total liabilities and stockholders' equity                 560.1            494.2

Total capital expenditures                                  82.3             90.4

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                           THREE MONTHS ENDED         NINE MONTHS ENDED
                                               SEPTEMBER 30,             SEPTEMBER 30,
                                           -------------------        -------------------
                                             1999        1998          1999         1998
                                           ------       ------        ------       ------
                                                            (unaudited)
Sales and revenues                         $ 12.0       $  9.3        $ 34.6       $ 31.6
Operating expenses                           11.7          8.3          31.1         24.0
                                           ------       ------        ------       ------
Income before income taxes
     and extraordinary item                    .3          1.0           3.5          7.6
Income tax expense (benefit)                  (.2)         (.3)          (.8)          --
                                           ------       ------        ------       ------
Income before extraordinary item               .5          1.3           4.3          7.6
Extraordinary gain on settlement of
      debt, net of income tax expense          --           .8            --           .8
                                           ------       ------        ------       ------
Net income                                 $   .5       $  2.1        $  4.3       $  8.4
                                           ======       ======        ======       ======
Diluted earnings per common share:

Income before extraordinary item           $  .07       $  .19        $  .64        $ 1.10
Extraordinary item, net of tax                 --          .12            --           .12
                                           ------       ------        ------        ------
Net income per common share                $  .07      $   .31        $  .64        $ 1.22
                                           ======       ======        ======        ======
Diluted weighted average common
      shares outstanding                      6.7          6.9           6.7           6.9
                                           ======       ======        ======        ======